Exhibit 99.4

FITNESS CHAMPS HOLDINGS LIMITED

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FITNESS CHAMPS HOLDINGS LIMITED FOR AN EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 20, 2026.

The undersigned, a holder of ____________________________Ordinary Shares of Fitness Champs Holdings Limited, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this Extraordinary general meeting of members of the Company (the “Meeting”) (the “Notice”) and proxy statement, and hereby appoints

_________________________________________________________________ (insert name) or failing him/her, Ms. Joyce Lee, or any one executive director or chief executive officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned as proxy at the Meeting to be held at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore, at 10 a.m. (Singapore Time) on March 20, 2026 and at any adjournment or postponement thereof, and to vote all the aforesaid Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (and if not specified, in the discretion of the proxy), all as set forth in the Notice and in the proxy statement furnished herewith, and (ii) in the discretion of the proxy upon such other business as may properly come before the Meeting.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposed resolutions:

Resolutions

Proposal 1: share consolidation of the Company’s issued and unissued shares, at a ratio of not less than the Range, with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company.

For	Against	Abstain
☐	☐	☐

Proposal 2: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

For	Against	Abstain
☐	☐	☐

Dated: ___________, 2026

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on March 19, 2026 (Singapore Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney. The description of each resolution herein is by way of summary only. The full text appears in the Notice. Capitalised terms shall bear the same meaning as defined in the Notice unless otherwise defined herein.

NOTES

1.	A holder of the proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Ms. Joyce Lee, or any one executive director or chief executive officer of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. For holders of Ordinary Shares registered on our register of members, to be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of our Chief Financial Officer, at nyokeyee@fitnesschampsaquatics.com, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned or postponed meeting. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	If this form is returned without an indication as to how the proxy shall vote, this proxy will be voted at the discretion of the holder of the proxy “FOR” the above resolutions.

5.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

6.	Any alterations made to this form must be initialed by you.